Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Wynn Resorts, Limited for the registration of common stock, preferred stock, depositary shares representing preferred stock and senior debt securities, senior subordinated debt securities, subordinated debt securities and junior subordinated debt securities and to the incorporation by reference therein of our reports dated March 1, 2013, with respect to the consolidated financial statements and schedules of Wynn Resorts, Limited, and the effectiveness of internal control over financial reporting of Wynn Resorts, Limited, included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada

November 20, 2013